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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

Liberty Self-Stor, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

M14925107

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. M14925107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Thomas H. Lagos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

           PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

           Ohio

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

           0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

           0

14.	Type of Reporting Person (See Instructions)

           IN

CUSIP No. M14925107

Item 1.    Security and Issuer.

     This statement relates to the common shares (the “Shares”) of Liberty Self-Stor, Inc. (the “Issuer”),a Maryland corporation. The Issuer’s principal executive offices are located at 8500 Station Street, Suite 100, Mentor, Ohio 44060.

Item 2.    Identity and Background

     (a)  Thomas H. Lagos

     (b)  750 Shrine Road
            Springfield, Ohio 45504

     (c)  The Reporting Person is a private investor whose business’s address is 750 Shrine Road, Springfield, Ohio 45504. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (d)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has not been, or is not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     PF

Item 4.    Purpose of Transaction.

     The reporting person does not have any plans or proposals which relate to or would result in the reporting person exercising control over the Issuer.

Item 5.    Interest in Securities of the Issuer.

     (a)  Amount Beneficially Owned

     0

     Percent of Class

     0

     (b)  Number of Shares as to which the Person has:

     (i) Sole power to vote or direct the vote: 0

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv) Shared power to dispose or to direct the disposition of: 0

     (c)  On March 17, 2005, the reporting person sold all 261,186 shares beneficially owned by him for $.70 per share to Thomas J. Smith, President and Chief Operating Officer of the Issuer.

     (d)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the sale of all shares beneficially owned by the reporting person, the reporting person granted an irrevocable proxy to the purchaser of the shares because the transfer of the shares occurred after the record date for the Issuer’s Special Meeting of Stockholders.

Item 7.    Material to be Filed as Exhibits.

     Irrevocable proxy dated March 17, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2005

Signature: /S/ THOMAS H. LAGOS Name/Title Thomas H. Lagos

EXHIBIT 1

IRREVOCABLE PROXY

     The undersigned stockholders of Liberty Self-Stor, Inc., a Maryland corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoint Thomas J. Smith (“Smith”) as the sole and exclusive attorney-in-fact and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the outstanding shares of common stock of the Company that are owned beneficially by the undersigned as of the date of this Proxy (collectively, the “Shares”) only in accordance with the terms of this Proxy. Upon the execution of this Proxy, any and all prior proxies given by the undersigned with respect to any of the Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the voting rights granted by this Proxy until after the Expiration Time (as defined below).

     This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest in the Company and is granted pursuant to that certain Stock Purchase Agreement, dated as of even date herewith, by and between Smith and the undersigned (the “Agreement”). As used herein, the term “Expiration Time” shall mean the tenth anniversary of the effective date of the Agreement.

     The attorney-in-fact and proxy named above is hereby authorized and empowered by the undersigned, at any time prior to the Expiration Time, to act as the undersigned’s attorney-in-fact and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of shareholders of the Company and in every written consent in lieu of such meeting.

     Any obligation of the undersigned hereunder shall be binding upon the successors, heirs and legal or personal representatives of the undersigned, and shall survive the death or incapacity of the undersigned.

     This Proxy shall terminate, and be of no further force and effect, automatically at the Expiration Time.

Dated: March 17, 2005

WITNESS:	SHAREHOLDER:

By: /s/ THOMAS H. LAGOS

WITNESS:	SHAREHOLDER:

By: /s/ MATINA K. LAGOS